Exhibit 99.1

Arbe Announces Q1 2024 Financial Results

TEL AVIV, Israel, May 22, 2024 /PRNewswire/ — Arbe Robotics Ltd. (NASDAQ: ARBE) (“Arbe”), a global leader in Perception Radar Solutions, today announced financial results for its first quarter, which ended March 31, 2024.

 Key Q1 and Recent Company Highlights:

●	A global leader in autonomous driving selected the HiRain LRR610 radar, powered by the Arbe chipset for its robotaxi fleet scheduled for mass production in 2025.

●	Arbe’s finalized chipsets, which are nearing full automotive qualification, are advancing to volume production, with our Tier 1s actively completing the radar hardware and software for design validation tests and preparation for serial production.

●	During the first quarter, we actively supported leading OEMs in their evaluation and RFP/RFQ processes in collaboration with our Tier 1s: Magna, HiRain, Weifu, and Sensrad. We believe the demand for high-channel count solutions is widespread across the board, and the Arbe solution is recognized as the radar with the largest channel array by leading OEMs.

●	A large Japanese automotive client is working to complete a massive data collection initiative with Arbe radar solution this year, as part of the development of an advanced ADAS/AD architecture.

●	NVIDIA has brought together a select group of advanced digital sensors from industry leaders, including Arbe’s Perception Radar, to create a rich ecosystem of simulation tools and applications as part of the Omniverse Cloud APIs, designed to accelerate the path to autonomy.

●	Horizon Robotics, the premier provider of computing solutions for ADAS and AD, presented the integration of Weifu’s 4D Imaging Radar, powered by the Arbe chipset, with Horizon’s Journey 6 Automotive AI processor, as part of their partner ecosystem at the 2024 Beijing International Automotive Exhibition.

●	Arbe’s technology provides the leading solution for tracking pedestrians and vehicles in challenging weather and lighting conditions. We believe this capability is crucial for meeting the requirements of the NHTSA’s new federal safety standard, which mandates automatic emergency braking (AEB), including pedestrian AEB, for all passenger cars and light trucks by September 2029.

●	HiRain achieved a significant milestone by successfully developing state-of-the-art post-point cloud algorithms, including clustering, tracking, classification, and free space analysis, for its LRR610 radar powered by the Arbe chipset. These innovations have been piloted with leading OEMs, showcasing their potential impact on automotive safety.

●	Arbe is in the process of dual listing on the Tel Aviv Stock Exchange (TASE) to enhance trading volume. Concurrently, the company is advancing towards a convertible bonds issuance on the TASE, to secure sufficient working capital and to support Tier 1s, customers, and anticipated production ramp up in 2025.

“In the first quarter, most leading OEMs progressed towards selecting high-definition radar systems leveraging a high channel count chipset. This validates the indispensability of our technology for safe, hands-free driving,” stated Kobi Marenko, Chief Executive Officer. “We are proud to offer a pivotal sensor that empowers OEMs to adhere to the latest NHTSA safety standards, enabling crucial AEB functionalities and advanced safety features such as night-time pedestrian and vehicle detection.”

First Quarter 2024 Financial Highlights

Revenues for Q1 2024 were $0.1 million, a decrease from $0.4 million in Q1 2023. Backlog as of March 31, 2024, was $1.0 million.

Negative gross margin for Q1 2024 was 194%, compared to positive gross margin of 11% in Q1 2023, mainly related to a reduction in revenue as well as an increase in our workforce.

Operating expenses in Q1 2024 were $12.5 million, compared to $10.7 million in Q1 2023. The increase in operating expenses was primarily driven by an increase in non-cash shared-based compensation expenses. Research and Development increased, from $8.1 million in Q1 2023 to $9.4 million in Q1 2024, mainly related to non-cash shared based compensation expenses. Sales and Marketing expenses increased from $0.9 million in Q1 2023 to $1.5 million in Q1 2024, related to the share-based compensation increase and an increase in labor cost. General and Administrative expenses remained at the same level in both Q1 2023 and Q1 2024 at $1.6 million.

As a result, our operating loss in Q1 2024 was $12.8 million compared to $10.6 million loss in Q1 2023.

Net loss in Q1 2024 increased to $12.8 million, compared to a net loss of $9.9 million in Q1 2023. Net loss in Q1 2024 included $45 thousand of financial expenses, compared to $0.7 million of financial income in Q1 2023. Financial expenses in Q1 2024 included exchange rate revaluation expenses partially offset by interest from deposits and warrants revaluations. Financial income in Q1 2023 mainly related to favorable exchange rates and interest from deposits.

Adjusted EBITDA, a non-GAAP measurement which excludes expenses for non-cash share-based compensation and for non-recurring items, for Q1 2024, yielded a loss of $8.5 million, similar to a loss of $8.4 million in Q1 2023.

Balance Sheet and Liquidity

As of March 31, 2024, Arbe had $5.4 million in cash and cash equivalents and $30.3 million in short term bank deposits with no debt.

Outlook

●	Our goal of achieving 4 design-ins with automakers remains unchanged, as we observe continued strong interest in our market-leading offering.

●	We have strengthened our position in all our RFQ engagements, even though the OEMs shifted their decision timelines from late 2023 to 2024.

●	The 2024 annual revenues are expected to be in line with those of 2023, followed by revenue growth in 2025. These revenue projections are based on the intention to be in full production in the second half of 2024, as well as our decision to exclusively focus on getting our chipset into production.

●	We are committed to maintaining a strong and well-managed balance sheet, focusing on cost-effectiveness and the ability to fund our revenue growth. Adjusted EBITDA for 2024 is projected to be in the range of ($30) million to ($36) million.

Conference Call & Webcast Details

Arbe will host a conference call and webcast today at 8:30 am ET. Speakers will include Kobi Marenko, Chief Executive Officer, Co-Founder and Director, and Karine Pinto-Flomenboim, Chief Financial Officer. The Company encourages participants to pre-register for the conference call here. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

The live call may be accessed via:

U.S. Toll Free: (844) 481-3015
International: (412) 317-1880
Israel Toll Free: (80) 921-2373

A telephonic replay of the conference call will be available until June 5, 2024, following the end of the conference call. To listen to the replay, please dial:

U.S. Toll Free: (877) 344-7529
International: (412) 317-0088
Access ID: 4712793

A live webcast of the call can be accessed here or from Arbe’s Investor Relations website at https://ir.arberobotics.com/news/ir-calendar. An archived webcast of the conference call will also be made available on the website following the call.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in Perception Radar Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s radar technology is 100 times more detailed than any other radar on the market and is a critical sensor for L2+ and higher autonomy. The company is empowering automakers, Tier-1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. Arbe, a leader in the fast-growing automotive radar market, is based in Tel Aviv, Israel, and has offices in China, Germany, and the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release and any statements made at the conference call and webcast referred to in this press release, contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to effect on the Israeli economy generally and on Arbe’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas and any further intensification of hostilities with others, including Iran and Hezbollah and the effect of the call-up of a significant portion of its working population, including Arbe’s employees; the effect of any potential boycott of Israeli products and business; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange ratio between the US dollar and the Israeli shekel; Arbe’s ability to generate firm orders from the Tier-1s who are incorporating its chipset in the radar products they are marketing to automobile manufacturers; the success of Arbe’s Tier-1s to market and sell product that are based on its chipset; Arbe’s ability to raise funds on terms that are acceptable and do not have a negative impact on the stock price; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in Arbe’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, Arbe’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2024		December 31, 2023
	(Unaudited)		(Unaudited)
Current Assets:
Cash and cash equivalents	5,131		28,587
Restricted cash	260		163
Short term Bank deposits	30,304		15,402
Trade receivable	856		1,258
Prepaid expenses and other receivables	2,198		2,026
Total current assets	38,749		47,436

Non-Current Assets
Operating lease right-of-use assets	2,034		1,740
Property and equipment, net	1,263		1,309
Total non-current assets	3,297		3,049

Total assets	42,046		50,485

Current liabilities:
Trade payables	1,681		1,149
Operating lease liabilities	543		436
Employees and payroll accruals	3,061		2,916
Accrued expenses and other payables	1,015		1,710
Total current liabilities	6,300		6,211

Long term liabilities
Operating lease liabilities	1,622		1,306
Warrant liabilities	763		875
Total long-term liabilities	2,385		2,181

SHAREHOLDERS’ EQUITY:
Ordinary Shares		*)		*)
Additional paid-in capital	249,807		245,733
Accumulated Deficit	(216,446)		(203,640)
Total shareholders’ equity	33,361		42,093

Total liabilities and shareholders’ equity	42,046		50,485

*)	Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended	Three Months Ended
	March 31, 2024	March 31, 2023
	(Unaudited)	(Unaudited)
Revenues	137	355
Cost of revenues	403	316
Gross loss (profit)	(266)	39

Operating Expenses:
Research and development, net	9,397	8,124
Sales and marketing	1,453	924
General and administrative	1,644	1,630
Total operating expenses	12,494	10,678

Operating loss	(12,760)	(10,639)

financing expenses (loss), net	45	(732)

Net loss	(12,805)	(9,907)

Basic net loss per ordinary share	-0.16	-0.15

Weighted-average number of shares used in computing basic net loss per ordinary share	78,176,210	64,671,688

Diluted net loss per ordinary share	-0.21	-0.17

Weighted-average number of shares used in computing diluted net loss per ordinary share	62,573,715	58,969,265

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended	Three Months Ended
	March 31, 2024	March 31, 2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net Loss	(12,805)	(9,907)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	142	137
Stock-based compensation	3,726	2,008
Warrants to service providers	348	97
Revaluation of warrants and accretion	(112)	131
Change in operating assets and liabilities:
Decrease in trade receivable	402	114
Decrease (increase) in prepaid expenses and other receivables	(172)	174
Operating lease ROU assets and liabilities, net	129	8
Increase in trade payables	517	853
Increase (decrease) in employees and payroll accruals	145	(593)
Decrease in accrued expenses and other payables	(695)	(3,207)

Net cash used in operating activities	(8,376)	(10,185)

Cash flows from investing activities:
Change in bank deposits	(14,902)	400
Purchase of property and equipment	(81)	(53)
Net cash provided by (used in) investing activities	(14,983)	347

Cash flows from financing activities:
Proceeds from exercise of options	-	561

Net cash provided by financing activities	-	561

Effect of exchange rate fluctuations on cash and cash equivalent	256	509

Decrease in cash, cash equivalents and restricted cash	(23,615)	(9,786)
Cash, cash equivalents and restricted cash at the beginning of period	28,750	54,315

Cash, cash equivalents and restricted cash at the end of period	5,391	45,038

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended	Three Months Ended
	March 31, 2024	March 31, 2023
GAAP net loss attributable to ordinary shareholders	(12,805)	(9,907)

Add:
Stock-based compensation	3,726	2,008
Warrants to service providers	348	97
Revaluation of warrants and accretion	(112)	131
Non-GAAP net loss	(8,842)	(7,671)

Basic Non-GAAP net loss per ordinary share	-0.11	-0.12

Weighted-average number of shares used in computing basic Non-GAAP net loss per ordinary share	78,176,210	64,671,688

Diluted Non-GAAP net loss per ordinary share	-0.14	-0.13

Weighted-average number of shares used in computing diluted Non-GAAP net loss per ordinary share	62,573,715	58,969,265

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands)

	Three Months Ended	THree Months Ended
	March 31, 2024	March 31, 2023
GAAP net loss attributable to ordinary shareholders	(12,805)	(9,907)

Add:
Financial expenses (income), net	45	(732)
Depreciation	142	137
Stock-based compensation	3,726	2,008
Warrants to service providers	348	97
Adjusted EBITDA	(8,544)	(8,397)

Contact: Miri Segal-Scharia, msegal@ms-ir.com, 917-607-8654